FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 16, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: October 16, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

CORRIGENDUM - NOTICE TO THE SHAREHOLDERS

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001

Tel: (91 22) 6665 8282 Fax: (91 22) 6665 7799

Company Secretary and Compliance Officer:Mr. H.K. Sethna

E-mail:inv_rel@tatamotors.com Website: www.tatamotors.com

SIMULTANEOUS BUT UNLINKED ISSUE OF 64,276,164 ORDINARY SHARES OF RS. 10 EACH AT A PREMIUM OF RS. 330 PER ORDINARY SHARE AGGREGATING RS. 21,853.9 MILLION IN THE RATIO OF ONE ORDINARY SHARE FOR EVERY SIX ORDINARY SHARES HELD ON THE RECORD DATE I.E. SEPTEMBER 16, 2008 AND 64,276,164 'A' ORDINARY SHARES OF RS. 10 EACH AT A PREMIUM OF RS. 295 PER 'A' ORDINARY SHARE AGGREGATING RS. 19,604.2 MILLION IN THE RATIO OF ONE 'A' ORDINARY SHARE FOR EVERY SIX ORDINARY SHARES HELD ON THE RECORD DATE (THE "ISSUE"). THE ISSUE PRICE OF THE ORDINARY SHARES IS 34.0 TIMES THE FACE VALUE OF THE ORDINARY SHARES. THE ISSUE PRICE OF THE 'A' ORDINARY SHARES IS 30.5 TIMES THE FACE VALUE OF THE 'A' ORDINARY SHARES. TOTAL PROCEEDS FROM THE ISSUE OF ORDINARY SHARES AND 'A' ORDINARY SHARES WOULD AGGREGATE TO RS. 41,458.1 MILLION.

This is with reference to the letter of offer dated September 18, 2008 ("Letter of Offer") in respect of the captioned Issue. All capitalised terms used in this notice shall, unless the context otherwise requires, have the meanings ascribed in the Letter of Offer. Shareholders may please note the following disclosure supplements the disclosure in the Letter of Offer to reflect developments that occurred after the filing of the Letter of Offer with the Stock Exchanges:

1. The Company has disclosed in the Letter of Offer that it has applied to the Foreign Investment Promotion Board ("FIPB") by its letter dated August 25, 2008 seeking a confirmation that no approval is required for the Company to undertake a rights issue of its Ordinary Shares and 'A' Ordinary Shares to its existing shareholders, including persons resident outside India, such as foreign institutional investors and non-resident Indians, with a right to renounce. Pursuant to the said letter, the Company has received a letter from the FIPB dated October 10, 2008 confirming the above as the Issue is under the automatic route. In relation to two Subsidiaries of the Company, the FIPB has advised that the Subsidiary undertaking investment activity be hived off and the foreign investment in the Subsidiary undertaking insurance broking activity be maintained at 26% in accordance with the guidelines issued by the Insurance Regulatory and Development Authority. The Company will consider the steps set out by FIPB and take appropriate steps. The disclosures on pages 6, 215, 224 and 241 of the Letter of Offer stand amended to the extent mentioned in this paragraph.

2. The Company had applied to SEBI for a waiver from compliance under certain provisions of Regulation 19 of the Securities Contracts (Regulation) Rules ("SCRR"), 1957 for the 'A' Ordinary Shares. Pursuant to the aforementioned, SEBI has through its letter dated October 8, 2008 granted a waiver to the Company from compliance under rule 19(2)(b) of the SCRR and directed the Company to comply with the provisions of rule 19(4) of the SCRR pursuant to which the Company is in the process of making a new listing application for 'A' Ordinary Shares. Please note that the disclosures on pages 6, 215, 224 and 241 of the Letter of Offer, stand amended to the extent mentioned in this paragraph.

3. The Company has announced the relocation of its car manufacturing plant from Singur in West Bengal to Sanand in Gujarat on October 7, 2008. The integrated project to manufacture the Nano and its variants including an electric car and a CNG car, will comprise of a main plant, a vendor park and an ancillary park accommodating various small and medium units. The project is planned to be developed on an area of about 1,100 acres. The plant will initially produce 250,000 cars per annum. The capacity would be expandable up to 500,000 cars per annum. Please note that the disclosures in Risk Factor no. 5, "Business - Overview", "Business - The Company's Business - Vehicle Manufacturing Facilities", "Material Developments" and "Government Approvals" on pages xv, 50, 60, 158 and 215 respectively of the Letter of Offer stand amended to the extent mentioned in this paragraph.

4. The Promoter has confirmed, as disclosed in the Letter of Offer, that it shall subscribe to, and/or make arrangements for the subscription of additional Ordinary Shares in the Issue to the extent of any unsubscribed portion of the issue of Ordinary Shares. In addition, the Promoter has confirmed to the Company vide its letter dated October 15, 2008, that any under-subscription to the 'A' Ordinary Shares, even after considering subscription received from and / or procured by the Underwriters under the Underwriting Agreement, will be subscribed by the Promoter and / or any of its subsidiaries / Tata Companies. The disclosures in note no. 19 on page 22 of the Letter of Offer shall stand amended to such extent.

In addition, all references to Ordinary Shares in paragraphs 3 and 4 of note 2 on page 17 under "Capital Structure", paragraphs 3 and 4 on page 240 under "Statutory and Other Information - Additional Subscription by the Promoter" and in the last 2 paragraphs under "Terms of the Present Issue - Basis of Allotment" on pages 260 and 261 should be read as Ordinary Shares and 'A' Ordinary Shares for the purpose of exemption in terms of the proviso to Regulation 3(1)(b)(ii) of the Takeover Code.

To the extent the under-subscription to the 'A' Ordinary Shares is subscribed by the Promoter and / or any of its subsidiaries / Tata Companies, no commission would be payable to the Underwriter for such subscription and consequently this would result in a reduction in the Issue Related Expenses mentioned on pages 28 and 232 of the Letter of Offer.

5. The Company, through its wholly owned Subsidiary, Tata Motors European Technical Centre Plc, UK, ("TMETC") has on October 6, 2008 made an investment of approximately Norwegian Kroner ("NOK") 12.00 million (1 NOK = INR 7.6897, as on October 6, 2008 (Source: XE.com)) in Miljobil Grenland AS, Norway. Pursuant to this investment, the Company will acquire 50.32% of the share capital of Miljobil Grenland AS, Norway, which holds 100% of the share capital of Miljo Innovasjon AS, a company involved in the development of electric vehicles. As per the terms of the investment agreement, TMETC can acquire an additional stake of 21.37% in Miljobil Grenland AS for an additional investment cost of NOK 18.0 million pursuant to the completion of certain event. TMETC will provide an unsecured convertible loan of NOK 30.0 million to Miljobil Grenland AS, Norway, which has to be repaid in one year from the date of disbursement with a moratorium of three years from the end of such one year period, or at TMETC's option, may be converted into equity.

For the year ended December 31, 2007, Miljobil Grenland AS had sales revenues of NOK 4.9 million and net profit of NOK 1.8 million. For the year ended December 31, 2007, Miljo Innovasjon AS did not have sales revenues as it is developing electric vehicles and had operating expenses of NOK 0.7 million. Please note that the disclosures in "Business - Overview", "Business - Our Strengths", "Business - Subsidiaries, Associates and Joint Venture" and "Material Developments" beginning on pages 49, 51, 80 and 158 respectively of the Letter of Offer stand amended to the extent mentioned in this paragraph.

The Company proposes, subject to market conditions and other terms and conditions, a simultaneous but unlinked rights issue of the Ordinary Shares and the 'A' Ordinary Shares.

RIGHTS ISSUE CLOSES ON OCTOBER 20, 2008

FOR RISK FACTORS AND OTHER DETAILS, KINDLY REFER TO THE LETTER OF OFFER/ABRIDGED LETTER OF OFFER DATED SEPTEMBER 18, 2008.

The Abridged Letter of Offer and the Composite Application Forms ("CAFs") for Ordinary and 'A' Ordinary Shares have been dispatched to the Ordinary Shareholders whose names appeared in the Register of Members on the Record Date (September 16, 2008). A copy of the Letter of Offer and format of the CAFs (to refer collection centre details on its reverse) can be downloaded from the website of the Lead Managers during the Issue period. The Letter of Offer is also available at SEBI's website www.sebi.gov.in. Hard copy of the Letter of Offer, is available on request, and can be obtained by writing to the Company.

This notice is not for publication or distribution in the United States. This notice is not an offer of securities for sale in the United States. The Securities in this Issue have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of these Securities in the United States.

Sd/-

H.K. Sethna

For Tata Motors Limited

Date: October 16, 2008

Place: Mumbai

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, a business comprising the two iconic British brands. It also has a strategic alliance with Fiat. With over 4 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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